[Janus Letterhead]

February 16, 2017

VIA EDGAR

Asen Parachkevov

Lauren Hamilton

Megan Miller

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re:	Janus Investment Fund – Pre-Effective Amendments to Registration Statements on Form N-14 filed on February 14, 2017

Ladies and Gentlemen:

Thank you for your comments made by telephone on February 15, 2017 with respect to Pre-Effective Amendments No. 1 to the Registration Statements on Form N-14 (each, a “Registration Statement”) filed by Janus Investment Fund (the “Trust” or the “Registrant”) with the Securities and Exchange Commission (“SEC”) on February 14, 2017 related to the reorganization of:

1.	Janus Fund, a series of the Trust, with and into Janus Research Fund, a series of the Trust (File No. 333-215393) (the “Research N-14”); and

2.	Janus Twenty Fund, a series of the Trust, with and into Janus Forty Fund, a series of the Trust (File No. 333-215394) (the “Forty N-14”).

On behalf of the Trust, we have summarized your comments to the best of our understanding and provided our responses to your comments below. Changes will be reflected in the definitive Proxy Statement/Prospectus, to be filed pursuant to Rule 497 under the Securities Act of 1933. Capitalized terms used but not defined in this letter have the meanings set forth in each Registration Statement.

1.	Staff Comment: Please confirm that when a Fund writes credit default swaps (“CDS”) or options, it will maintain asset coverage equal to the full notional value of such CDS or option.

Response: Registrant hereby confirms that effective upon the closing of each Merger, when the Acquiring Fund writes CDS or options, the Acquiring Fund will “cover” such positions or identify on its books liquid assets or cash in an amount equal to the full notional value of such swaps or options, as the case may be, while the positions are open, subject to future regulatory developments that would permit a different approach.

2.	Staff Comment: Revise disclosure to reflect that under the governing documents of the Trust the meeting may be adjourned by the chairperson of the special meeting, without a vote of proxy holders, in the event that the necessary quorum is present but the vote required to approve a proposal is not obtained without a vote of proxy holders.

Response: Disclosure has been revised as requested.

3.	Staff Comment: With respect to portfolio repositioning resulting from the Merger, identify within the pro forma schedules of investments which securities are expected to be sold in connection with such repositioning, including securities that would be sold in order to comply with the Acquiring Fund’s investment parameters and restrictions and securities that would be sold in connection with anticipated repositioning at the discretion of the portfolio managers.

Response: The pro forma financial statements have been revised as requested to identify within the pro forma schedules of investments which securities are expected to be sold in connection with anticipated portfolio repositioning.

*        *        *

Please call me at 303-394-6459 with any questions or comments.

Respectfully,

/s/ Kathryn L. Santoro
Kathryn L. Santoro
Vice President, Assistant General Counsel

cc:	Michelle Rosenberg, Janus Capital Management, LLC

Bruce Rosenblum, Vedder Price P.C.

Kevin Hardy, Skadden, Arps, Slate, Meagher & Flom LLP

Michael Hoffman, Skadden, Arps, Slate, Meagher & Flom LLP

Kenneth Burdon, Skadden, Arps, Slate, Meagher & Flom LLP